DC

No Act



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06021779



RECD S.E.C.
JAN 18 2006
1086

January 10, 2006

Tony Richelieu
Corporate Counsel
and Assistant Corporate Secretary
KB Home
10990 Wilshire Blvd.
Los Angeles, CA 90024

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-10-2006

Re: KB Home
Incoming letter dated December 12, 2005

Dear Mr. Richelieu:

This is in response to your letter dated December 12, 2005 concerning the shareholder proposal submitted to KB Home by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL

Enclosures

cc: Jon F. Walters
Trustee
Trust for the International Brotherhood of Electrical Workers'
Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001



RECEIVED
2005 DEC 13 PM 3:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 12, 2005

Via Overnight Delivery

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF THE CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: KB Home No-Action Request Regarding a Stockholder Proposal from the International Brotherhood of Electrical Workers Pension Benefit Fund

Dear Ladies and Gentlemen:

This letter is to inform you that KB Home intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Stockholders (collectively, its "2006 Proxy Materials") a stockholder proposal and supporting statement (collectively, the "Proposal") submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Fund"). The Proposal, a copy of which is enclosed herewith, requests the Board of Directors of KB Home to require that an independent director, as defined by the rules of the New York Stock Exchange, be its Chairman. KB Home believes that the Proposal may be excluded from its 2006 Proxy Materials because it was untimely submitted, and respectfully requests that the Staff of the Securities and Exchange Commission take a no-action position with respect to such exclusion.

The Proposal is not timely because it was received via facsimile on November 18, 2005, twenty one (21) days after the October 28, 2005 deadline for the submission of stockholder proposals for KB Home's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"), as properly calculated and set forth in KB Home's proxy statement for its 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended, provides that, for a regularly-scheduled annual meeting held within 30 days of the date of the previous year's annual meeting, the deadline for submitting a stockholder proposal is not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting. In accordance with Rule 14a-8(e)(2), KB Home set the deadline for submission of stockholder proposals for consideration at the 2006 Annual Meeting as October 28, 2005, 120 days before the first anniversary of the date of its proxy statement released to stockholders in connection with the 2005 Annual Meeting. To inform stockholders of this deadline, KB Home's proxy

KB HOME | 10990 WILSHIRE BLVD | LOS ANGELES, CA 90024
TEL 310 231 4000 | FAX 310 231 4222 | KBHOME.COM

statement for the 2005 Annual Meeting included the following notice on page 43 under the heading "Stockholder Proposals for the 2006 Annual Meeting":

> "Any proposal of a stockholder intended to be presented at the Company's 2006 Annual Meeting of Stockholders must be received by the Company for inclusion in the Proxy Statement and form of proxy for that meeting no later than October 28, 2005."

KB Home held its 2005 Annual Meeting on April 7, 2005 and expects to hold its 2006 Annual Meeting on April 6, 2006. Accordingly, the October 28, 2005 deadline for submission of stockholder proposals for inclusion in KB Home's 2006 Proxy Materials was properly set in accordance with Rule 14a-8(e)(2), and the Proposal was not submitted timely.

In no-action letters, the Staff has strictly construed the deadline for receipt of stockholder proposals under Rule 14a-8(e) and has consistently taken a no-action position when registrants have moved to omit untimely stockholder proposals from their proxy materials. *See e.g,* Commerce Energy Group, Inc. (November 23, 2005); Selectica, Inc. (August 25, 2005); and DirectTV Group, Inc. (March 23, 2005). In accordance with Rule 14a-8(e) and the Staff's previous no-action positions, KB Home therefore intends to exclude the Proposal from its 2006 Proxy Materials and respectfully requests that the Staff concur and not recommend enforcement action in connection therewith.

In accordance with Rule 14a-8(j)(2), enclosed are six copies of this letter. We are also sending a copy of this letter to the Fund to notify it of KB Home's intent to omit the Proposal from its 2006 Proxy Materials. If you have any questions or need any further information, please call the undersigned at (310) 231-4098.

Sincerely,



Tony Richelieu
Corporate Counsel
and Assistant Corporate Secretary

Enclosures

cc: Jon F. Walters, Trustee
International Brotherhood of
Electrical Workers Pension Benefit Fund

IBEW Pension Benefit Fund

RECEIVED

NOV 18 2005

Fax

To:	Kimberly N. King	**From:**	Jon F. Walters *c/o Jim Voye -- 202 / 728 – 6103* *Chris Johansson -- 202 / 728 - 7692*
Fax:	310 / 231 - 4280	**Pages:**	3 including cover page
Phone:		**Date:**	November 18, 2005
Re:	K B HOME	**CC:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

- **Comments:**



TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS' PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001

November 17, 2005

VIA FACSIMILE (310-231-4280) AND U. S. MAIL

Ms. Kimberly N. King
Vice President and Corporate Secretary
KB Home
10990 Wilshire Blvd.
Los Angeles, CA 90024

Dear Ms. King:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in KB Home ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2006.

The proposal relates to an **"Independent Chairman of the Board"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 13,358 shares of KB Home common stock and has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2006 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Jon F. Walters
Trustee

JFW:daw
Enclosure

RESOLVED: The shareholders of K B Home ("the Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—be its Chairman of the Board of Directors. The amended by laws should specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

The recent wave of corporate scandals at such companies as Enron, WorldCom and Tyco has resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have adopted new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco. All of these corporations had a majority of independent directors on their boards when the scandals occurred.

All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer, as at our Company. We believe that no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company.

We respectfully urge the board of our Company to change its corporate governance structure by having an independent director, as defined by the NYSE, serve as its Chairman.

__ Co ltr/Memo ✓

SHAREHOLDER PROPOSAL DISTRIBUTIONS

REGISTRANT: KB Home **CTRL#:** 6725

INCOMING LETTER : 12 / 12 / ____ = 1

1 = PROP(S)

-3- = DC / PR / FILES

-1- = EXAM: Ossias 8

-1- = REV1: MV

COVER & RESPONSE

-1- = AD # GB

-1- OCC FILES

-1- REV2 GC

ADDITIONAL INCOMING LTR(S)

____/____/____ = ____(C / P)

____/____/____ = ____(C / P)

____/____/____ = ____(C / P)

____/____/____ = ____(C / P)

____/____/____ = ____(C / P)

____/____/____ = ____(C / P)

____/____/____ = ____(C / P)

____/____/____ = ____(C / P)

____/____/____ = ____(C / P)

9 = Cover 8 = Body

ACT: 1934

RULE: 14A-8

MAILED: 1 / 10 / 06

PROPONENTS:

J Walters

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: KB Home
Incoming letter dated December 12, 2005

The proposal relates to having an independent chairman.

There appears to be some basis for your view that KB Home may exclude the proposal under rule 14a-8(e)(2) because KB Home received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if KB Home omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2) .

Sincerely,



Geoffrey M. Ossias
Attorney-Adviser